As filed with the Securities and Exchange Commission on February 15, 2006.

Registration No. 333-127741

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3/A
Amendment No. 2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ARENA RESOURCES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Nevada	73-1596109
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

Arena Resources, Inc.	Kenneth E. Dornblaser, Esq.
4920 South Lewis Avenue	15 West Sixth Street
Suite 107	Suite 2200
Tulsa, Oklahoma 74105	Tulsa, Oklahoma 74119
(918)747-6060	(918) 584-6644
(Address and Telephone Number of Registrant’s Principal Executive Offices)	(Name, Address and Telephone Number of Agent for Service)

               Approximate date of commencement of proposed sale to the public: From time to time as determined by the selling shareholders after the effective date of this Registration Statement.

               If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [    ]

               If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]

               If this Form is filed to register additional common stock for an offering under Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [    ] _________________

               If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [    ] _________________

               If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [    ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common stock	1,228,784 (2)	$14.43	$17,731,353	$2,086.98 (3)

_________________
(1)	Estimated pursuant to Rule 457(c) under the Securities Act of 1933 solely for the purpose of calculating the registration fee, on the basis of the average of the high and low sales prices for the common stock on the American Stock Exchange on August 18, 2005.

(2)	Includes 108,252 shares underlying warrants that are currently exercisable and held by the selling shareholders.

(3)	$1,988.04 of the registration fee was paid at the time of initially filing this registration statement.

PROSPECTUS

1,228,784 Shares of Common Stock

ARENA RESOURCES, INC.

_________________

               This prospectus relates to the resale, from time to time, of up to 1,228,784 shares of our common stock, $0.001 par value per share, which are being offered by the selling shareholders named in this prospectus. The 1,228,784 shares consist of: (i) 970,874 shares originally issued to certain investors identified under the caption “Selling Shareholders ” pursuant to a private placement of such shares in July of this year; (ii) 149,658 shares issued to other shareholders in connection with our acquisition of interests in the Furhman Mascho lease in the fourth quarter of 2004 and which are subject to call options held by some of the investors identified under the caption “Selling Shareholders”; (iii) 50,000 shares underlying common stock purchase warrants issued to our financial advisor in 2003; and (iv) 58,252 shares underlying common stock purchase warrants issued to the investors identified under the caption “Selling Shareholders” in December 2005 and January 2006.

               All net proceeds from the sale of shares of common stock offered by this prospectus will go the selling shareholders. We will not receive any of the proceeds from such sales. In the event the warrants for 50,000 shares of our common stock noted above are exercised, we will receive proceeds of $150,000. In the event the separate warrants for the 58,252 shares of our common stock are exercised by the selling shareholders, we will receive approximately $600,000. All of such proceeds, if received, will be used for general corporate purposes.

               Our common stock is traded on the American Stock Exchange under the symbol “ARD”. On February 13, 2006, the last reported sales price of our common stock was $29.15 per share.

               Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 4 of this prospectus.

_________________

               Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 15, 2006

i

PROSPECTUS SUMMARY

               This summary highlights information contained or incorporated by reference in this prospectus. You should read this entire prospectus carefully, including “Risk Factors” and the documents incorporated by reference, before making an investment decision with respect to our common stock. Unless the context otherwise requires, references in this prospectus to “Arena,” “we,” “us,” “our” or “ours” refer to Arena Resources, Inc.

               You should rely only on the information contained in this prospectus, including the documents incorporated by reference. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

About Our Company

               We are engaged in oil and natural gas acquisition, exploration, development and production, with activities currently in Oklahoma, Texas, New Mexico and Kansas. Our intermediate-term focus is on developing our existing properties, while continuing to pursue acquisitions of oil and gas properties that provide immediate cash flow with upside development potential.

               Since our inception in August 2000, we have built our asset base and achieved growth primarily through property acquisitions. From our inception through December 31, 2004, our proved reserves have grown to 21,217,254 Boe, at an average acquisition/drilling cost of $1.60 per Boe. As of December 31, 2004, our estimated proved reserves had a pre-tax PV10 value of approximately $302 million, approximately 44% of which came from properties located in New Mexico, approximately 42% from our properties in Texas, approximately 12% from our properties in Oklahoma and approximately 2% from our properties in Kansas. We spent approximately $30 million on capital projects during 2003 and 2004. We expect to further develop these properties through additional drilling. Our capital budget for 2005 is approximately $18.5 million for development of existing properties.

               Although our focus will be on development of our existing properties, we also intend to continue seeking acquisition opportunities which compliment our current portfolio. We intend to fund our development activity primarily through use of cash flow from operations and cash on hand, while potential drawings on our credit facility and proceeds from future equity transactions would also be available for development projects or future acquisitions.

               We have a portfolio of oil and natural gas reserves, with approximately 92% of our proved reserves consisting of oil and approximately 8% consisting of natural gas. As of December 31, 2004, approximately 24.1% of our proved reserves are classified as proved developed producing properties or “PDP”, approximately 1.7% of our proved reserves are classified as proved developed nonproducing, or “PDNP”, and approximately 74.2% are classified as proved undeveloped, or “PUD”.

About the Shares Being Registered

               On July 11, 2005, we completed a $10 million private equity investment from a small group of investors, some of whom were existing shareholders, pursuant to a Securities Purchase Agreement dated as of July 7, 2005. These investors purchased 970,874 restricted shares of our common stock at a price of $10.30 per share, which reflected a 7.7% discount to the 30 day average closing price of the Company’s common stock immediately prior to the date a non-binding term sheet was negotiated. The shares were placed directly by the Company, with net proceeds after expenses estimated to be $9.8 million. The proceeds from this private placement were used to eliminate the $5 million of long-term debt on our bank credit facility which was then outstanding, with $4 million of the balance increasing our 2005 capital expenditure budget to $18.5 million, and the remainder for general corporate purposes.

               As a part of the negotiation process related to the terms of the private placement, we also assigned to certain of the investors call options to purchase 149,658 shares of our common stock at $8.50 per share. The call options were granted in option agreements which were negotiated in connection with the issuance of shares of our common stock in December 2004, as partial consideration for our purchase of interests in the Furhman-Mascho lease. The call terms in the option agreements provide us with the right to repurchase our shares issued in the Furhman-Mascho transaction at a price of $8.50 per share, at any time prior to November 1, 2006. The option agreements further provide the stockholders who received shares in that transaction the right to require us to repurchase our stock from them at a price of $7.00 per share (the public trading price of our common stock at the time of the Furhman-Mascho transaction) for a period of thirty days following November 1, 2006. The shares of common stock subject to the option agreements are restricted securities, and not freely tradable. If the call options are exercised, the shares underlying the options will continue to remain outstanding and we will not receive any proceeds from the exercise. The 149,658 shares that are subject to the call options are included in the shares of common stock being registered pursuant to the registration statement, of which this prospectus forms a part. We have guaranteed that the investors will receive shares under the call options within 30 days of exercise, and the Company will issue replacement shares of common stock if the call optionees do not surrender their shares pursuant to the terms of the call options within the 30 day period. Because the investors have the right to exercise the call options, and because the owners of the common stock subject to the call options do not have the right to transfer such shares until the expiration of the call options, the investors holding the call options are included as the “selling shareholders” of such shares for purposes of this prospectus. See, “Selling Shareholders.”

Recent Developments Subsequent to Our Quarter Ending September 30, 2005

               On October 7, 2005, we completed the redemption of our outstanding publicly traded warrants to acquire common stock. These warrants were issued in August 2004 in connection with our secondary public offering of units (consisting of one share of common stock and one warrant entitling the holder to acquire one share of common stock). Subsequent to our August 31, 2005 redemption notice, 1,466,053 of the warrants were exercised at the exercise price of $7.32 per share, resulting in proceeds to the Company of $10,731,508. The proceeds will be utilized by the Company for general corporate purposes, including the development of existing properties and the potential acquisition of new properties. The 2,150 outstanding warrants that were not exercised, were redeemed at the price of $0.10 per warrant, in accordance with the provisions of the warrants.

                On each of December 28, 2005, and on January 26, 2006, pursuant to the Securities Purchase Agreement described above under “About the Shares Being Registered”, we issued to some of the selling shareholders identified herein warrants to acquire a total of 29,126 shares of our common stock (58,252 shares in the aggregate, as a result of the two issuances), due to the fact that the Company was unable to have the registration statement of which this prospectus is a part declared effective within a prescribed period set forth under the Securities Purchase Agreement. Each of the warrants issued has an exercise price of $10.30 per share (which is equal to the stock price in the private placement described above), subject to adjustment, and an expiration date of five years from the date of issuance.

                The fair value of the warrants issued in December 2005 was $597,773 and will be accounted for in the financial statements as a decrease to net income for the year ended December 31, 2005. The fair value of the warrants issued in December 2005 was $20.52 per share determined by the Black-Scholes option pricing model using the following assumptions: volatility of 43.44%, risk-free interest rate of 4.32%, dividend yield of 0% and expected life of 5.0 years. The fair value of the warrants issued January 2006 was $785,598 and will be accounted for as a decrease to net income for the three months ended March 31, 2006. The fair value of the warrants was $26.97 per share determined by the Black-Scholes option pricing model using the following assumptions: volatility of 43.42%, risk-free interest rate of 4.44%, dividend yield of 0% and expected life of 5.0 years.

Risk Factors

               An investment in our securities involves certain risks that should be carefully considered by prospective investors. See “Risk Factors.”

Corporate Information

               Arena Resources, Inc. was incorporated in Nevada on August 31, 2000. Our principal executive offices are located at 4920 South Lewis Avenue, Suite 107, Tulsa, Oklahoma 74105, and our telephone number is (918) 747-6060.

The Offering

Common stock offered by Selling Shareholders	1,228,784 shares

Common stock to be outstanding after the offering (1)	13,207,954 shares (assuming exercise of the warrants to acquire 108,252 shares covered by this offering).

Use of proceeds	We will not receive any of the proceeds from the sale of the shares of our common stock by the selling shareholders. Upon exercise of the warrants for 50,000 shares included in the common stock offered by two of the selling shareholders, we will receive gross proceeds of $150,000, which will be used for general corporate purposes. Upon exercise of warrants for 58,252 shares of common held by other selling shareholders, we will receive gross proceeds of $599,996, which will be used for general corporate purposes. We have agreed to bear all of the expenses incurred in connection with the registration of these shares.

Risk factors	Please read “Risk Factors” for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

American Stock Exchange symbol	“ARD”.

(1) The number of shares outstanding after the offering excludes shares reserved for issuance under outstanding options and warrants, except as otherwise specifically noted above. As of February 1, 2006, we had granted options to directors and employees to purchase 1,425,000 shares of common stock, 475,000 of which are currently exercisable. In addition, at February 1, 2006, there were other outstanding warrants to purchase 289,000 shares of common stock.

RISK FACTORS

               You should carefully consider each of the risks described below, together with all of the other information contained or incorporated by reference in this prospectus, before investing in our common stock. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected, the trading prices of the common stock could decline and you may lose all or part of your investment.

Risks Relating to the Oil and Natural Gas Industry and Our Business

A substantial or extended decline in oil and natural gas prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments.

               The price we receive for our oil and natural gas production heavily influences our revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. The prices we receive for our production, and the levels of our production, depend on numerous factors beyond our control. These factors include, but are not limited to, the following:

•	changes in global supply and demand for oil and natural gas;

•	the actions of the Organization of Petroleum Exporting Countries, or OPEC;

•	the price and quantity of imports of foreign oil and natural gas;

•	political conditions, including embargoes, in or affecting other oil-producing activity;

•	the level of global oil and natural gas exploration and production activity;

•	the level of global oil and natural gas inventories;

•	weather conditions;

•	technological advances affecting energy consumption; and

•	the price and availability of alternative fuels.

               Lower oil and natural gas prices may not only decrease our revenues on a per unit basis but also may reduce the amount of oil and natural gas that we can produce economically. Lower prices will also negatively impact the value of our proved reserves. A substantial or extended decline in oil or natural gas prices may materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures.

A substantial percentage of our proven properties are undeveloped; therefore the risk associated with our success is greater than would be the case if the majority of our properties were categorized as proved developed producing.

               Because a substantial percentage of our proven properties are proved undeveloped (approximately 74%), or proved developed non-producing (approximately 2%), we will require significant additional capital to develop such properties before they may become productive. Further, because of the inherent uncertainties associated with drilling for oil and gas, some of these properties may never be developed to the extent that they result in positive cash flow. Even if we are successful in our development efforts, it could take several years for a significant portion of our undeveloped properties to be converted to positive cash flow.

               While our current business plan is to fund the development costs with cash flow from our other producing properties, if such cash flow is not sufficient we may be forced to seek alternative sources for cash, through the issuance of additional equity or debt securities, increased borrowings or other means.

Approximately 28% of our proven reserves depend upon secondary recovery techniques to establish production.

                Approximately twenty-eight percent (28%) of our reserves for the year ended December 31, 2004 are associated with secondary recovery projects that are either in the initial stage of implementation or are scheduled for implementation. We anticipate that secondary recovery will be attempted by the use of waterflood of these reserves, and the exact project initiation dates and, by the very nature of waterflood operations, the exact completion dates of such projects, are uncertain. In addition, the reserves associated with these secondary recovery projects, as with any reserves, are estimates only, as the success of any development project, including these waterflood projects, cannot be ascertained in advance. If we are not successful in developing a significant portion of our reserves associated with secondary recovery methods, it could have a negative impact on our earnings and our stock price.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.

               Our future success will depend on the success of our exploitation, exploration, development and production activities. Our oil and natural gas exploration and production activities are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil or natural gas production. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Please read “—Reserve estimates depend on many assumptions that may turn out to be inaccurate” (below) for a discussion of the uncertainty involved in these processes. Our cost of drilling, completing and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or cancel drilling, including the following:

•	delays imposed by or resulting from compliance with regulatory requirements;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment and qualified personnel;

•	equipment failures or accidents;

•	adverse weather conditions;

•	reductions in oil and natural gas prices;

•	title problems; and

•	limitations in the market for oil and natural gas.

If our assessments of recently purchased properties are materially inaccurate, it could have significant impact on future operations and earnings.

               We have aggressively expanded our base of producing properties, including the recent acquisitions of the East Hobbs Unit and the Furhman-Mascho lease. The successful acquisition of producing properties requires assessments of many factors, which are inherently inexact and may be inaccurate, including the following:

•	the amount of recoverable reserves;

•	future oil and natural gas prices;

•	estimates of operating costs;

•	estimates of future development costs;

•	estimates of the costs and timing of plugging and abandonment; and

•	potential environmental and other liabilities.

               Our assessment will not reveal all existing or potential problems, nor will it permit us to become familiar enough with the properties to assess fully their capabilities and deficiencies. As noted previously, we plan to undertake further development of our properties through the use of cash flow from existing production. Therefore, a material deviation in our assessments of these factors could result in less cash flow being available for such purposes than we presently anticipate, which could either delay future development operations (and delay the anticipated conversion of reserves into cash), or cause us to seek alternative sources to finance development activities.

If oil and natural gas prices decrease, we may be required to take write-downs of the carrying values of our oil and natural gas properties, potentially requiring earlier than anticipated debt repayment and negatively impacting the trading value of our securities.

               Accounting rules require that we review periodically the carrying value of our oil and natural gas properties for possible impairment. Based on specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write down the carrying value of our oil and natural gas properties. Because our properties serve as collateral for advances under our existing credit facilities, a write-down in the carrying values of our properties could require us to repay debt earlier than we would otherwise be required. A write-down could also constitute a non-cash charge to earnings. It is likely the cumulative effect of a write-down could also negatively impact the trading price of our securities.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

               The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of our reported reserves.

               In order to prepare our estimates, we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.

               Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of our reported reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

               You should not assume that the present value of future net revenues from our reported proved reserves is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate. If future values decline or costs increase it could negatively impact our ability to finance operations, and individual properties could cease being commercially viable, affecting our decision to continue operations on producing properties or to attempt to develop properties. All of these factors would have a negative impact on earnings and net income, and most likely the trading price of our securities. These factors could also result in the acceleration of debt repayment and a reduction in our borrowing base under our credit facilities.

Prospects that we decide to drill may not yield oil or natural gas in commercially viable quantities.

               Our prospects are in various stages of evaluation, ranging from prospects that are currently being drilled, to prospects that will require substantial additional seismic data processing and interpretation. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. This risk may be enhanced in our situation, due to the fact that a significant percentage (74%) of our proved reserves are currently proved undeveloped reserves. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. We cannot assure you that the analogies we draw from available data from other wells, more fully explored prospects or producing fields will be applicable to our drilling prospects.

We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations.

               We are not insured against all risks. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition or results of operations. Our oil and natural gas exploration and production activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oil field drilling and service tools and casing collapse;

•	fires and explosions;

•	personal injuries and death; and

•	natural disasters.

               Any of these risks could adversely affect our ability to conduct operations or result in substantial losses to our company. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, then it could adversely affect us.

We are subject to complex laws that can affect the cost, manner or feasibility of doing business.

               Exploration, development, production and sale of oil and natural gas are subject to extensive federal, state, local and international regulation. We may be required to make large expenditures to comply with governmental regulations. Matters subject to regulation include:

•	discharge permits for drilling operations;

•	drilling bonds;

•	reports concerning operations;

•	the spacing of wells;

•	unitization and pooling of properties; and

•	taxation.

               Under these laws, we could be liable for personal injuries, property damage and other damages. Failure to comply with these laws also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws could change in ways that substantially increase our costs. Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations.

Our operations may incur substantial liabilities to comply with the environmental laws and regulations.

               Our oil and natural gas operations are subject to stringent federal, state and local laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution resulting from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, incurrence of investigatory or remedial obligations or the imposition of injunctive relief. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on our results of operations, competitive position or financial condition as well as the industry in general. Under these environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or if our operations were standard in the industry at the time they were performed.

If our indebtedness increases, it could reduce our financial flexibility.

               We have a $50 million credit facility in place with a current borrowing base of $35 million. We currently have approximately $2 million drawn under this facility. If in the future we increase our utilization of this facility, the level of our indebtedness could affect our operations in several ways, including the following:

•	a significant portion of our cash flow could be used to service the indebtedness,

•	a high level of debt would increase our vulnerability to general adverse economic and industry conditions,

•	the covenants contained in our credit facility limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments,

•	a high level of debt could impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes.

               In addition, our bank borrowing base is subject to semi-annual redeterminations. We could be forced to repay a portion of our bank borrowings due to redeterminations of our borrowing base. If we are forced to do so, we may not have sufficient funds to make such repayments. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we may have to sell significant assets. Any such sale could have a material adverse effect on our business and financial results.

Unless we replace our oil and natural gas reserves, our reserves and production will decline, which would adversely affect our cash flows and income.

               Unless we conduct successful development, exploitation and exploration activities or acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil and natural gas reserves and production, and, therefore our cash flow and income, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. If we are unable to develop, exploit, find or acquire additional reserves to replace our current and future production, our cash flow and income will decline as production declines, until our existing properties would be incapable of sustaining commercial production.

The loss of senior management could adversely affect us.

               To a large extent, we depend on the services of our senior management. The loss of our senior management — Stanley McCabe, our Chairman, or Tim Rochford, our President and Chief Executive Officer — could have a material adverse effect on our operations. While we have obtained key man life insurance policies on Messrs. McCabe and Rochford, any amounts that we may recover under such policies may not adequately compensate us for the loss of the services of either of such key senior management. We do not have employment agreements with either Mr. McCabe or Mr. Rochford.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute on a timely basis our exploration and development plans within our budget.

               With the recent increase in the prices of oil and natural gas, we have encountered an increase in the cost of securing drilling rigs, equipment and supplies. Shortages or the high cost of drilling rigs, equipment, supplies and personnel are expected to continue in the near-term. In addition, larger producers may be more likely to secure access to such equipment by virtue of offering drilling companies more lucrative terms. If we are unable to acquire access to such resources, or can obtain access only at higher prices, not only would this potentially delay our ability to convert our reserves into cash flow, but could also significantly increase the cost of producing those reserves, thereby negatively impacting anticipated net income.

If our access to markets is restricted, it could negatively impact our production, our income and ultimately our ability to retain our leases.

               Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business.

               Currently, the majority of our production is sold to marketers and other purchasers that have access to nearby pipeline facilities. However, as we begin to further develop our properties, we may find production in areas with limited or no access to pipelines, thereby necessitating delivery by other means, such as trucking, or requiring compression facilities. Such restrictions on our ability to sell our oil or natural gas have several adverse affects, including higher transportation costs, fewer potential purchasers (thereby potentially resulting in a lower selling price) or, in the event we were unable to market and sustain production from a particular lease for an extended time, possibly causing us to lose a lease due to lack of production.

Competition in the oil and natural gas industry is intense, which may adversely affect our ability to compete.

               We operate in a highly competitive environment for acquiring properties, marketing oil and natural gas and securing trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in the areas in which we operate. Those companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital

Risks Relating to Our Common Stock

The market price of our stock may be affected by low volume float

               While there has been a public market for our common stock on the American Stock Exchange, in the last twelve months the daily trading volume, or “public float”, of our common stock has ranged from as low as 4,500 shares to as high as 525,000 shares. The average volume of shares traded during the 90 days prior to this offering was 786,554 shares per week.

               Additionally, approximately 1,856,942 shares of our common stock are “restricted” shares under Rule 144, but could be currently sold with little difficulty under the provisions of Rule 144(k). We also estimate that approximately 1,030,261 additional shares of common stock that are currently “restricted”, will soon be capable of being resold under Rule 144.

               Finally, as of February 1, 2006 there are warrants outstanding to purchase 397,252 shares of common stock, as well as options to purchase 1,425,000 shares of common stock (of which options to acquire 475,000 shares are currently exercisable, with 400,000 options vesting over the next two and one-half years, and the balance vesting over the next four and one-half years).

               Substantial sales of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market, or the perception that these sales could occur, may have a depressive effect on the market price of our common stock. Such sales or the perception of such sales could also impair our ability to raise capital or make acquisitions through the issuance of our common stock.

We have no plans to pay dividends on our common stock. You may not receive funds without selling your units.

               We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements and investment opportunities. In addition, our credit facility prohibits us from paying dividends.

Provisions under Nevada law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

               While we do not believe that we currently have any provisions in our organizational documents that could prevent or delay a change in control of our company (such as provisions calling for a staggered board of directors, or the issuance of stock with super-majority voting rights), the existence of some provisions under Nevada law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock. Nevada law imposes some restrictions on mergers and other business combinations between us and any holder of 10% or more of our outstanding common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

               This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

•	business strategy;
•	reserves;
•	financial strategy;
•	production;
•	uncertainty regarding our future operating results;
•	plans, objectives, expectations and intentions contained in this prospectus that are not historical.

               All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

               We will not receive any of the proceeds from the resale of the shares of common stock. Of the 1,228,784 shares of common stock covered by the registration statement of which this prospectus is a part, 50,000 shares are, prior to their resale pursuant to this prospectus, issuable upon exercise of warrants which have an exercise price of $3.00 per share. If these warrants are exercised, we will receive gross proceeds of $150,000. An additional 58,252 shares of common stock covered by this prospectus are, prior to their resale, issuable upon exercise of separate warrants held by the selling shareholders identified below. If these warrants are exercised for cash at their $10.30 exercise price, we will receive gross proceeds of approximately $600,000. Any proceeds received by us from the exercise of any of the warrants will be used for general corporate purposes, which may include capital expenditures, debt service and working capital.

SELLING SHAREHOLDERS

               The following table sets forth, as of February 1, 2006, certain information known to us concerning each of the selling shareholders. Assuming that the selling shareholders offer all of their shares of our common stock, the selling shareholders will not have any beneficial ownership except as otherwise provided in the table below. Because the selling shareholders may from time to time offer some or all of their shares of our common stock, including shares issuable upon exercise of the warrants, we cannot estimate the number of shares of our common stock that will be held by the selling shareholders upon termination of any particular offering by such selling stockholder. See, “Plan of Distribution.” To our knowledge, apart from K-M Financial, none of the selling shareholders, and none of their officers or directors or affiliates, has held any position or office with, been employed by or otherwise had any material relationship with us or our affiliates during the three years prior to the date of this prospectus. K-M Financial has served as a financial advisor and consultant to us during the past three years.

Selling Shareholders	Number of Shares Owned Prior to Offering		Number of Shares Being Offered	Number of Shares Owned After Offering	Percentage of Shares Owned After Offering (22)
Peninsula Fund, LP (1)	307,167	(7)	307,167	—	—
Peninsula Catalyst Fund, LP (2)	29,389	(8)	29,389	—	—
Peninsula Catalyst QP Fund, LP (2)	71,953	(9)	71,953	—	—
JVL Global Energy, LP (3)	28,376	(10)	28,376	—	—
JVL Global Energy (QP), LP (3)	42,564	(11)	42,564	—	—
Navitas Fund, LP (3)	30,403	(12)	30,403	—	—
Belridge Energy Advisors, LP (4)	308,738	(13)	308,738	—	—
Westcliff Aggressive Growth, LP (5)	15,794	(14)	15,794	—	—
Westcliff Energy Partners, LP (5)	50,350	(15)	50,350	—	—
Westcliff Partners, LP (5)	31,058	(16)	31,058	—	—
Westcliff Long/Short, LP (5)	48,760	(17)	48,760	—	—
Westcliff Master Fund, LP (5)	64,342	(18)	64,342	—	—

Westcliff Small Cap Fund, LP (5)	19,504	(19)	19,504	—	—
Westcliff Ventures Fund, LP (5)	78,930	(20)	78,930	—	—
Paul B. Loyd, Jr	101,456	(21)	51,456	50,000	—
K-M Financial (6)	72,350		25,000	47,350	—
Fred Carlisle	80,700		25,000	55,700	—

(1)	Voting and dispositive power with respect to these shares is held by Scott A. Bedford.
(2)	Voting and dispositive power with respect to these shares is held by Michael Ogborne.
(3)	Voting and dispositive power with respect to these shares is held by John V. Lovoi.
(4)	Voting and dispositive power with respect to these shares is held jointly by Scott A. Bedford and John V. Lovoi.
(5)	Voting and dispositive power with respect to these shares is held by Richard S. Spencer, III, as Managing Member of Westcliff Capital Management, LLC.
(6)	Voting and dispositive power with respect to these shares is held jointly by William R. Parsons and Marcy R. Parsons.
(7)	Includes 49,886 shares that may be acquired upon exercise of the call option and 14,562 shares that may be acquired upon the exercise of currently exercisable warrants.
(8)	Includes 14,467 shares that may be acquired upon exercise of the call option and 844 shares that may be acquired upon the exercise of currently exercisable warrants.
(9)	Includes 35,419 shares that may be acquired upon exercise of the call option and 2,068 shares that may be acquired upon the exercise of currently exercisable warrants.
(10)	Includes 13,968 shares that may be acquired upon exercise of the call option and 816 shares that may be acquired upon the exercise of currently exercisable warrants.
(11)	Includes 20,952 shares that may be acquired upon exercise of the call option and 1,224 shares that may be acquired upon the exercise of currently exercisable warrants.
(12)	Includes 14,966 shares that may be acquired upon exercise of the call option and 874 shares that may be acquired upon the exercise of currently exercisable warrants.
(13)	Includes 17,476 shares that may be acquired upon exercise of currently exercisable warrants.
(14)	Includes 894 shares that may be acquired upon exercise of currently exercisable warrants.
(15)	Includes 2,850 shares that may be acquired upon exercise of currently exercisable warrants.
(16)	Includes 1,758 shares that may be acquired upon exercise of currently exercisable warrants.
(17)	Includes 2,760 shares that may be acquired upon exercise of currently exercisable warrants.
(18)	Includes 3,642 shares that may be acquired upon exercise of currently exercisable warrants.
(19)	Includes 1,104 shares that may be acquired upon exercise of currently exercisable warrants.
(20)	Includes 4,468 shares that may be acquired upon exercise of currently exercisable warrants.
(21)	Includes 2,912 shares that may be acquired upon exercise of currently exercisable warrants.
(22)

Based on 13,207,954 shares of common stock outstanding as of February 1, 2006, only Peninsula Fund, LP and Belridge Energy Advisors, LP could own more than 1% of our issued and outstanding common stock after the offering, and then only if such shareholders sold less than 175,089 shares and 177,660 shares, respectively.

PLAN OF DISTRIBUTION

               This prospectus relates to the resale of 1,228,784 shares of our common stock, including an aggregate of 108,252 shares that may be issued upon exercise of any outstanding warrants owned by the selling shareholders. The common stock may be sold from time to time by the selling shareholders to purchasers:

•	directly by the selling shareholders and their successors, which includes their transferees, pledgees or donees or their successors; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the securities. These discounts, concessions or commissions may be in excess of those that are customary for the types of transactions involved.

               The selling shareholders and any underwriters, broker-dealers or agents who participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the securities by selling shareholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts, and “underwriters” within the meaning of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. If the selling shareholders are deemed to be underwriters, the selling shareholders may be subject to certain statutory liabilities, including, without limitation, liabilities under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. If the securities are sold through underwriters, broker-dealers or agents, the selling shareholders will be responsible for paying any underwriting discounts or commissions or agent’s commissions.

               The securities may be sold in one or more transactions at: fixed prices; prevailing market prices at the time of sale; prices related to such prevailing market prices; varying prices determined at the time of sale; or negotiated prices.

               These sales may be effected in transactions on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of the sale; in the over-the-counter market; otherwise than on such exchanges or services or in the over-the-counter market; through the writing and exercise of options, whether such options are listed on an options exchange or otherwise; or through the settlement of short sales.

               These transactions may or may not involve brokers or dealers, and may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

               In connection with the sales of the securities or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of the securities in the course of hedging their positions. The selling shareholders may also sell the securities short and deliver securities to close out short positions, or loan or pledge the securities to broker-dealers that in turn may sell securities.

               To our knowledge, there are currently no plans, arrangements or understandings between any selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the securities.

               At the time a particular offering is made, if required, a prospectus supplement will be distributed, which will set forth the names of the selling shareholders, the aggregate amount and type of securities being offered, the price at which the securities are being sold and other material terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed to paid broker-dealers.

               We cannot be certain that any selling stockholder will sell any or all of the securities pursuant to this prospectus. Further, we cannot assure you that any such selling stockholder will not transfer, devise or gift the securities by other means not described in this prospectus. In addition, any security covered by this prospectus that qualifies for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus. The securities may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

               The selling shareholders and any other person participating in the sale of the securities will be subject to the Exchange Act. The Exchange Act rules include, without limitations Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling shareholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

               Pursuant to the Securities Purchase Agreement we have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act, arising out of or based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement of which this prospectus is a part, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

               Pursuant to the Securities Purchase Agreement, the selling shareholders have agreed to indemnify us against certain liabilities, including liabilities under the Securities Act, arising out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement of which this prospectus is a part, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, if such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to us through an instrument duly executed by such selling stockholder specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement.

               We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public, other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

               The validity of the shares of common stock issued in this offering will be passed upon for us by the law firm of Johnson, Jones, Dornblaser, Coffman & Shorb, P.C.

EXPERTS

               The financial statements of Arena Resources, Inc and Fuhrman-Masco property leases acquired as of and for the years ended December 31, 2004 and 2003, incorporated by reference in this prospectus, have been included in reliance upon the reports of Hansen, Barnett & Maxwell, an independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

               The estimated reserve evaluations and related calculations of Lee Keeling and Associates, Inc., independent petroleum engineering consultants, incorporated by reference in this prospectus have been included in reliance on the authority of said firm as experts in petroleum engineering.

WHERE YOU CAN FIND MORE INFORMATION

               We have filed with the SEC under the Securities Act a registration statement on Form S-3 in connection with this offering. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other document are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit.

               We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains our reports, proxy and information statements and other information that we file through the SEC’s EDGAR System, including our registration statement and the exhibits filed with the registration statement. The web site can be accessed at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

               The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the following documents (or portions thereof) set forth below that we have previously filed with the SEC:

(1) The description of our common stock which is contained under the caption “Description of Securities”, in our Registration Statement on Form SB-2 (Commission File No. 333-113712) originally filed on March 18, 2004, as amended, including the Rule 424(b)(1) prospectus filed August 10, 2004 (Commission File No. 333-113712) (which description was incorporated by reference in our Registration Statement on Form 8A filed August 10, 2004 (Commission File No. 001-31657)), together with the "Report of Independent Certified Public Accountants" and "Statements of Oil and Gas Revenues and Direct Operations Costs" and "Supplemental Information on Oil and Gas Reserves", related to the acquisition of the East Hobbs San Andres Property Interests, contained as a part of the financial statements presented in such Registration Statement;

(2) Our Current Report on Form 8-K filed on January 4, 2005 (Commission File No. 001-31657);

(3) Our Current Report on Form 8-K filed on March 7, 2005 (Commission File No. 001-31657);

(4) Our Annual Report on Form 10-KSB, for the year ended December 31, 2004, filed March 17, 2005, as amended and filed October 17, 2005 and February 15, 2006 (Commission File No. 001-31657);

(5) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed, May 11, 2005, as amended and filed February 15, 2006 (Commission File No. 001-31657);

(6) Our Current Report on Form 8-K filed on July 14, 2005 (Commission File No. 001-31657);

(7) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed July 29, 2005, as amended and filed February 15, 2006 (Commission File No. 001-31657); and

(8) Our Quarterly Report on Form 10-Q for the quarter ended September 30, filed November 1, 2005, as amended and filed February 15, 2006 (Commission File No. 001-31657).

(9) Our definitive Proxy Statement filed on December 6, 2005 in connection with our annual meeting of shareholders held on December 20, 2005 (Commission File No. 001-31657);

               All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the initial filing of the registration statement that contains this prospectus and prior to the date of the termination of the offering of the common stock offered hereby shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

               We will provide without charge to each person to whom a prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Written requests should be directed to William R. Broaddrick, Chief Financial Officer, 4920 S. Lewis Ave., Suite 107, Tulsa, Oklahoma, 74105. Telephone requests may be directed to (918) 747-6060.

1,228,784 Shares of Common Stock

Arena Resources, Inc.

P R O S P E C T U S

February 15, 2006

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

               The following is a list of estimated expenses in connection with the issuance and distribution of the securities being registered, with the exception of underwriting discounts and commissions:

SEC registration fee	$2,087
American Stock Exchange listing fee	20,000
Printing costs	500
Legal fees and expenses	50,000
Accounting fees and expenses	4,000
Transfer agent fees	—
Miscellaneous	—

Total	$76,587

               All of the above expenses except the SEC registration fee and NASD filing fee are estimates. All of the above expenses will be borne by the Company.

Item 15. Indemnification of Directors and Officers.

               Under the provisions of Section 78.7502 of the Nevada Revised Statutes (the “Nevada Act”), the Registrant is required to indemnify any present or former officer or director against expenses arising out of legal proceedings in which the director or officer becomes involved by reason of being a director or officer, if the director or officer is successful in the defense of such proceedings. Section 78.7502 also provides that the Registrant may indemnify a director or officer in connection with a proceeding in which he is not successful in defending if it is determined that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant or, in the case of a criminal action, if it is determined that he had no reasonable cause to believe his conduct was unlawful, and in either event, provided the director is not liable for a breach of the duties set out in Section 78.138 of the Nevada Act. Liabilities for which a director or officer may be indemnified include amounts paid in satisfaction of settlements, judgments, fines and other expenses (including attorneys’ fees incurred in connection with such proceedings). In a stockholder derivative action, no indemnification may be paid in respect of any claim, issue or matter as to which the director or officer has been adjudged to be liable to the Registrant (except for expenses allowed by a court).

               The Registrant’s Articles of Incorporation and By-Laws provide for indemnification of directors and officers of the Registrant to the full extent permitted by applicable law. Under the provisions of the Registrant’s By-laws, the Registrant is required to indemnify officers or directors (while the current provisions of Section 78.7502 of the Nevada Act provide for “permissive” indemnification. Except with respect to stockholder derivative actions, the By-law provisions generally state that the director or officer will be indemnified against expenses, amounts paid in settlement and judgments, fines, penalties and/or other amounts incurred with respect to any threatened, pending or completed proceeding, provided that (i) such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant, and (ii) with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

               The foregoing standards also apply with respect to the indemnification of expenses incurred in a stockholder derivative suit. However, a director or officer may only be indemnified for settlement amounts or judgments incurred in a derivative suit to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

               In accordance with the Nevada Act, the Registrant’s Articles of Incorporation contain a provision to limit the personal liability of the directors of the Registrant for violations of their fiduciary duty. This provision eliminates each director’s liability to the Registrant or its stockholders, for monetary damages except (i) for acts or omissions not in good faith or which involve intentional or reckless misconduct or a knowing violation of law, and (ii) under Section 78.300 of the Nevada Act providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty including any such actions involving gross negligence.

Item 16. Exhibits.

               The exhibits listed in the accompanying Exhibit Index are filed (except where otherwise indicated) as part of this Registration Statement.

Item 17. Undertakings.

               (a)        The undersigned registrant hereby undertakes:

                   (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                   (2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                   (3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               (b)        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (c)        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

               In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on February 14, 2006.

ARENA RESOURCES, INC.

/s/ Lloyd T. Rochford

By:	Lloyd T. Rochford
President and Chief Executive Officer

               Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lloyd T. Rochford	President and Chief Executive	February 15, 2006
Officer and Director (Principal
Lloyd T. Rochford	Executive Officer)

/s/ William R. Broaddrick	Chief Financial Officer (Principal	February 15, 2006
Financial Officer and
William R. Broaddrick	Principal Accounting Officer)

/s/ Stanley M. McCabe	Director	February 15, 2006

Stanley M. McCabe

/s/ Charles M. Crawford	Director	February 15, 2006

Charles M. Crawford

/s/ Chris V. Kemendo, Jr.	Director	February 15, 2006

Chris V. Kemendo, Jr.

/s/ Clayton E. Woodrum	Director	February 15, 2006

Clayton E. Woodrum

EXHIBIT INDEX

Exhibit Number	Document Description

4.1	Securities Purchase Agreement (incorporated herein by reference from Exhibit 10 to the current report on Form 8-K, as filed with the SEC on July 14, 2005). *

4.2	Form of Option Agreement *

5.1	Opinion of Johnson, Jones, Dornblaser, Coffman & Shorb, P.C.

23.1	Consent of Hansen, Barnett & Maxwell, certified public accountants.

23.2	Consent of Johnson, Jones, Dornblaser, Coffman & Shorb, P.C. (contained in Exhibit 5.1).

23.3	Consent of Lee Keeling and Associates, Inc., Independent Petroleum Engineers.

* Previously filed.